UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MUZINICH BDC, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number)

Paul Fehre c/o Muzinich & Co., Inc. 450 Park Avenue New York, New York 10022 (212) 888-3413
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Muzinich US Private Debt, SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
40,963.8 shares of Common Stock(1)

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
40,963.8 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,963.8 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
89.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, OO

(1)  All share numbers have been adjusted to account for the Issuer’s 1-for-10 reverse stock split effected on September 11, 2020.

1	NAMES OF REPORTING PERSONS
Muzinich US Private Debt General Partner, S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
40,963.8 shares of Common Stock(1)

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
40,963.8 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,963.8 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
89.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  All share numbers have been adjusted to account for the Issuer’s 1-for-10 reverse stock split effected on September 11, 2020.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (the “Amendment No. 1”) relates to the Common Stock (the “Shares”) of Muzinich BDC, Inc. (the “Company”), and amends and supplements the Schedule 13D filed by the Reporting Persons on October 4, 2019 (the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect. All share numbers in this Amendment No. 1 have been adjusted to account for the Issuer’s 1-for-10 reverse stock split effected on September 11, 2020.

Item 2.     Identity and Background.
The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The first sentence under the heading “Muzinich US Private Debt, SCSp” is hereby replaced with the following:

The address of the principal executive office of Muzinich US Private Debt, SCSp is 49 Avenue J.F. Kennedy, Luxembourg, Luxembourg  L-1855.

The first sentence under the heading “Muzinich US Private Debt General Partner, S.à.r.l.” is hereby replaced with the following:

The address of the principal executive office of Muzinich US Private Debt General Partner, S.à r.l. is 12E rue Guillaume Kroll, Grand Duchy of Luxembourg  L-1822.

The paragraph under the heading “Muzinich US Private Debt General Partner, S.à.r.l.” with respect to Eric Green is hereby replaced with the following:

Mark O’Keeffe is a manager of Muzinich US Private Debt General Partner, S.à r.l.  Mr. O’Keeffe is a citizen of the United States. Mr. O’Keeffe’s principal occupation is Senior Managing Director – Private Markets of Muzinich & Co., Inc.  Mr. O’Keeffe’s business address is c/o Muzinich & Co., Inc., 450 Park Ave., New York, NY  10022.

Item 3.     Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of $40,963,763.13 through private placement transactions. The funds used in such purchases were from available capital.

Item 4.     Purpose of Transaction.
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Muzinich US Private Debt, SCSp has entered into a subscription agreement dated October 14, 2020 with the Company, pursuant to which Muzinich US Private Debt, SCSp is committed to acquire additional Shares as capital is drawn by the Company in accordance with such subscription agreement.

Item 5.     Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Based upon information contained in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2020, together with a current report on Form 8-K filed by the Company on December 23, 2020, the shares of Common Stock deemed to be beneficially owned by the Reporting Persons constitute approximately 89.1% of the outstanding Shares.  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

(A) Muzinich US Private Debt, SCSp:	Shared Voting and Shared Dispositive Power(1)	89.1%
40,963.8

(B) Muzinich US Private Debt General Partner, S.à r.l.:	Shared Voting and Shared Dispositive Power(1)	89.1%
40,963.8

(1) Because Muzinich US Private Debt General Partner, S.à r.l. is the general partner of Muzinich US Private Debt, SCSp and, as such, has the authority to exercise voting or dispositive power with respect to securities owned by it, each Reporting Person could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

5,829.9 of the Shares reported herein were acquired in a private placement transaction (the "Transaction") on December 22, 2020 pursuant to subscription agreements dated August 23, 2019 and October 14, 2020 between the Company and Muzinich US Private Debt, SCSp. The Transaction involved the purchase of 5,829.9 shares of Common Stock at a price of $1,000 per share.

Item 6.     Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

As discussed in Item 4 and Item 5 herein, Muzinich US Private Debt, SCSp has entered into a subscription agreement dated October 14, 2020 related to the Company's securities, a form of which is attached herein as Exhibit B and the terms of which are hereby incorporated by reference.

Item 7.     Materials Filed as Exhibits.
Item 7 of the Schedule 13D, is hereby amended and restated in its entirety as follows:

The following exhibits are attached hereto:

Exhibit A—Joint Filing Agreement – previously filed as Exhibit A to the Reporting Persons’ Schedule 13D filed on October 4, 2019.
Exhibit B—Form of Subscription Agreements dated August 23, 2019 and October 14, 2020, between Muzinich BDC, Inc. and Muzinich US Private Debt, SCSp – previously filed as Exhibit 10.4 to the Company’s Form 10 Registration Statement filed on August 16, 2019.
Exhibit C—Form of Section 12(d)(1)(E) Agreement between Muzinich BDC, Inc. and Muzinich US Private Debt, SCSp – previously filed as Exhibit C to the Reporting Persons’ Schedule 13D filed on October 4, 2019.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Parties expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES
The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this Amendment No. 1 to the Statement on Schedule 13D.

MUZINICH US PRIVATE DEBT, SCSP

Date: December 23, 2020	By:	Muzinich US Private Debt General Partner, S.à r.l., as General Partner
	By:	/s/ Paul Fehre
	Name:	Paul Fehre
	Title:	Manager

MUZINICH US PRIVATE DEBT GENERAL PARTNER, S.À R.L.

Date: December 23, 2020	By:	/s/ Paul Fehre
	Name:	Paul Fehre
	Title:	Manager